Aleafia Health Inc. Provides Further Information

Toronto, Ontario--(Newsfile Corp. - March 29, 2018) - Aleafia Health Inc. (TSXV: ALEF) ("Aleafia Health") or (the "Company", formerly, Canabo Medical Inc.) is pleased to provide further information subsequent to the completion of its completed business combination with Aleafia Inc. ("Aleafia") and Canabo Medical Inc.

As the combined entity moves forward, the Company has entered an accelerated growth phase on multiple fronts. Building on the foundation of a nationwide clinic network with a large active patient base and an aggressive expansion strategy for cultivation of medicinal cannabis. The Company believes that it is poised for unprecedented growth.

The network of 23 nationwide clinics currently supports over 24,000 active medical cannabis patients and is receiving upwards of 2000 physician patient referrals per month. The Company's patient centric focus from condition to strain produces unparalleled patient care. The Company plans to add additional clinics in strategic locations across Canada in the near term.

Aleafia received its ACMPR cultivation license in October of 2017. The company began cultivation at the facility in late February and expects to complete its first harvest in the next few weeks in preparation of the anticipated receipt of the ACMPR sales and distribution license.

Aleafia has begun an expansion strategy to increase cultivation capacity from its current abilities. Initial expansion of up to 150,000 square feet growing space at the Scugog location is in the permit stage and once permits are received, it is expected that construction will commence immediately.

Aleafia is also pursuing additional separate locations for cannabis cultivation to further expedite its expansion plans.

"The last little while has been a whirlwind," said Julian Fantino, Executive Chairman. "And we have come a long way in a very short amount of time. We continue to be in a position of strong and rapid growth and look forward to continuing to deliver on our plan."

For more information, please go to http://www.aleafiainc.com.

Overview of Aleafia

Aleafia Health Inc. operates the Aleafia Total Health Network (the "Aleafia Network") in Vaughan, Ontario. Aleafia Health seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based and interdisciplinary resourced organization.

Aleafia Health also now wholly owns and operates Cannabinoid Medical Clinics (CMClinics) which is Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Aleafia Helath now has 23 clinics across Canada with additional locations planned to open in 2018. Aleafia Health operates referral-only medical clinics dedicated to evaluate the suitability of prescribing and monitoring cannabinoid treatments for patients suffering from chronic disabling illnesses. Clinics operated by Aleafia Health are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes and monitor treatment progress.

Aleafia Inc. owns 100% of Aleafia Farms Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog, Ontario where the facility operates. Aleafia acquired Aleafia Farms to directly support the Aleafia Network as a vertically integrated business model.

For More Information:

For more information about Aleafia Health Inc., please contact:

Bob Santos, Aleafia Health Inc., Corporate Affairs
Telephone: (416) 860-5665
Email: bob.santos@aleafiainc.com

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia Health's proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia Health's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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